Exhibit 12
Idaho Power Company
Consolidated Financial Information

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Ratio of Earnings to Fixed Charges
                                                                                       Twelve Months
                                            Twelve Months Ended December 31,               Ended
                                                 (Thousands of Dollars)                   June 30,
                                        1990      1991      1992      1993      1994       1995
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income             $ 69,241  $ 57,872  $ 59,990 $ 84,464  $ 74,930     $77,956

Income taxes:
  Income taxes (includes amounts charged
   to other income and deductions)      26,418    24,321    24,601   38,057    35,307      43,497
  Investment tax credit adjustment      (3,184)  (3,177)   (1,439)  (1,583)   (1,064)        (30)

     Total income taxes                 23,234    21,144    23,162   36,474    34,243      43,467

Income before income taxes              92,475    79,016    82,152  120,938   109,173     121,423

Fixed Charges:
  Interest on long-term debt            50,119    54,370    53,408   53,706    51,173      51,160
  Amortization of debt discount,
   expense and premium - net               309       374       392      507       567         567
  Interest on short-term bank loans      1,027       935       647      220     1,157       2,571
  Other interest                         2,259     3,297     1,011    2,023     1,537       1,445
  Interest portion of rentals              902       884       683    1,077       794         775

     Total fixed charges                54,616    59,860    56,141   57,533    55,228      56,519

Earnings - as defined                 $147,091  $138,876  $139,293 $178,471  $164,401    $177,942

Ratio of earnings to fixed charges       2.69X     2.32X     2.48X    3.10X     2.98X       3.15X
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